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                           October 19, 2023

       Michael DePasquale
       Chief Executive Officer
       BIO-key International, Inc.
       101 Crawfords Corner Road
       Suite 4116
       Holmdel, NJ 07733

                                                        Re: BIO-key
International, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 16,
2023
                                                            File No. 333-275003

       Dear Michael DePasquale:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Pattan at 202-551-6756 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Vincent Vietti